David M. Dobbs p.c.                                    Attorney & Counselor

_____________________________________________________________________________________________
8655 VIA DE VENTURA, Suite G-200                                    David M. Dobbs
Scottsdale, Arizona 85258
(480) 922-0077 Telephone
(928) 223-0109 Fax
david.dobbs@azbar.org E-mail

Via Edgar Transmission

November 27, 2006

Mr. Larry Spirgel
Assistant Director
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re: Radiate Research Inc. Registration Statement on Form F-1
File No. 333-131249

Dear Mr. Spirgel:

On behalf of Radiate Research Inc. a Canadian corporation (the “Registrant”) we transmit herewith for filing with the Securities and Exchange Commission pursuant to the Securities Act of 1933, as amended (the “Act”) Pre-Effective Amendment No,. 3 (“Amendment No. 3”) to the Registrant’s Registration Statement on Form F-1 (the “Registration Statement”) and the Registrant’s revised preliminary prospectus relating to the registration of 1,637,400 shares of the Company’s Class A Common Stock (the “Shares”) to be sold by the Selling Securityholders identified in the Registration Statement and the registration for resale of 2,000,000 shares (the “Warrant Shares”) of Class A Common Stock underlying warrants (the “Warrants”) issued to the Selling Security holders.

We have been authorized by the Registrant to provide you with responses to the comments received from the Commissions Staff (“Staff”) by letter dated September 8, 2006 (the “Comment Letter”) with respect to the Registration Statement. The numbered responses correspond to the numbered comments in the Comment Letter. Amendment No. 3 reflects the Registrant’s responses to the Comment Letter.

Prospectus Summary

The Offering

1. The revenues and losses have been updated to reflect the amounts from inception to May 31, 2006.

2. The purpose of the corporate reorganization was clarified.

Selected Financial Data

3. The table was revised by deleting the reference to 10,850,000 shares.

Currency Exchange Rate Information

4. Revised as per Form 20-F section 3A.3.

Managements Discussion and Analysis

5. We have elaborated on the Licensee’s results and the impact on the Registrant’s financial condition and operations. We have clarified the relationship with retailers and the distribution channels.

6. The current status of the Licensee’s outsourced manufacturing capabilities in China has been updated.

7. Upon review of your comment and your prior comment 13 the reference to the Registrant’s revenue recognition policies has been deleted.

Liquidity and Capital Resources

8. The disclosure has been revised to explain the use of the term “derivative liability” in greater detail.

9. The disclosure was modified to further clarify registration rights in respect to shares’ underlying warrants.

10.   The disclosure was modified to better explain the liquidated damages with regard to the registration rights. The Registrant has been advised that applicable liquidated damages have been waived.

Management

11. Text was added for Ronen Katz.

Executive compensation

12. The table has been updated to reflect compensation up to the year ended May 31, 2006.

Principal Shareholders

13. The meaning of fully diluted basis has been explained.

14. The table was revised to include each person’s ownership (actual and percentage) of the three classes of common stock and each person’s total voting power.

15. The percentage of Class A Common Shares held by the principal shareholders has been reviewed and confirmed.

16. The table was updated to include the warrants in total share ownership.

17. The disclosure was modified to clarify the Registrant’s disclosure for the post-conversion column. The calculation was based on the terms of conversion of the Class A Special Shares that provide for conversion in an amount that will result in holders of such shares owning 75% of the then issued and outstanding common shares.

Selling Shareholders

18. A table column that had been left empty in error was revised.

19. The table was revised.

Description of Share Capital

20. The disclosure was revised.

Financial Statements

21. The financials have been updated.

22. The disclosure has been revised.

23. The consent is appended.

Part II
Item 7. Recent Sales of Unregistered Securities

24. The section has been updated from inception to September 30, 2006 and the table has been modified to provide the names, title of securities, amount and date of the transaction. As a Canadian private non-issuing company offering and selling to Canadians (non-US residents) the Registrant was not previously subject to the regulations of the SEC. The Registrant was subject to the regulations of the Ontario Security Commission and as a private issuer relied upon National Policy 45-106 (“Prospectus and Registration Exemptions”).

Signatures

25. The signature block has been updated.

Exhibits

26. The Warrant has been attached.

The Registrant hereby acknowledges and undertakes to comply with the requirements of Rule 461 under the Securities Act with respect to requests for acceleration of effectiveness of the Registration Statement.

Should any member of the Staff have any questions or comments concerning this filing or the enclosed materials transmitted herewith, or desire any further information or clarification in respect of Amendment No. 3, please do not hesitate to contact the undersigned at the number indicated on the first page of this letter.

Very Truly Yours,

/s/ David M. Dobbs

David M. Dobbs